Exhibit (d)(10)

WHITEHORSE FINANCE, INC.

NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

Up to 3,321,033 Shares of Common Stock Issuable Upon Exercise of Non-Transferable Rights

October 23, 2015

Dear Stockholder:

Enclosed for your consideration is a prospectus supplement, dated October 22, 2015 and the accompanying prospectus, dated August 25, 2015 (collectively, the “Prospectus”), pursuant to the offering by WhiteHorse Finance, Inc. (the “Company”) of non-transferable subscription rights (the “Rights”) to subscribe for up to an aggregate of 3,321,033 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), by stockholders of record (“Record Date Stockholders”) as of 5:00 p.m., New York City time, on October 23, 2015 (the “Record Date”). The Rights are offered on the terms and subject to the conditions described in the Prospectus.

The rights may be exercised at any time during the subscription period, which commences on October 23, 2015 and ends at 5:00 p.m., New York City time, on November 20, 2015, unless extended by the Company in its sole discretion (the “Expiration Date”). The Rights are non-transferable and will not be listed for trading on the NASDAQ Global Select Market or any other stock exchange. The Rights may not be purchased or sold, and there will not be any market for trading the Rights. The shares of Common Stock issued pursuant to an exercise of Rights will be listed on the NASDAQ Global Select Market under the symbol “WHF.”

As described in the Prospectus, each Record Date Stockholder is entitled to receive one Right for each outstanding share of Common Stock owned on the Record Date. The Rights entitle Record Date Stockholders to purchase one new share of Common Stock for every 4.511505 Rights held (the “Basic Subscription”) at the subscription price (the “Subscription Price”), to be calculated as described in the Prospectus. As a result, the Company is requiring that a Record Date Stockholder deliver to the subscription agent for the Rights offering (the “Subscription Agent”) the Subscription Price of $13.55 per share in connection with the exercise of Rights pursuant to the Basic Subscription on or before the Expiration Date, except as otherwise indicated in the Section entitled “The Offering — Payment for Shares” in the Prospectus Supplement.

In addition, Record Date Stockholders who fully exercise their Rights will be entitled to subscribe, subject to the limitations described in the Prospectus and subject to allotment, for additional shares that remain unsubscribed as a result of any unexercised Rights (the “Over-Subscription Privilege”). For the reasons noted above, the Company is requiring that Record Date Stockholders deliver to the Subscription Agent the Subscription Price of $13.55 per share in connection with the exercise of any Over-Subscription Privilege, except as otherwise indicated in the Section entitled “The Offering — Payment for Shares” in the Prospectus Supplement.

As described in the Prospectus, prior to the Expiration Date, the Company intends to distribute an additional prospectus supplement related to the Rights offering including its financial condition as of, and results of operations for the quarter ended, September 30, 2015.

The Rights will be evidenced by subscription rights certificates (the “Subscription Rights Certificates”). No fractional shares of Common Stock will be issued pursuant to the Rights.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	Subscription Rights Certificate;
3.	Instructions as to the Use of WhiteHorse Finance, Inc. Subscription Rights Certificates;
4.	Notice of Guaranteed Delivery;
5.	Notice of Withdrawal of Subscription; and
6.	A return envelope, addressed to American Stock Transfer & Trust Company, LLC.

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription and the Over-Subscription Privilege to the Subscription Agent, as indicated on the Subscription Rights Certificate and as indicated in the Prospectus. The Subscription Agent must receive the properly completed and duly executed Subscription Rights Certificate and full payment on or prior to the Expiration Date, except as otherwise indicated in the Section entitled “The Offering — Payment for Shares” in the Prospectus Supplement.

A rights holder exercising its rights may withdraw its subscription at any time prior to the expiration date as indicated in the Prospectus.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO D.F. KING & CO., INC., THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: (800) 591-8268.